BOFI HOLDING, INC.
Investor Presentation

February 2017

NASDAQ: BOFI

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2016. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Fiscal 2017 Second Quarter Highlights Compared with Fiscal 2016 Second Quarter



Asset Growth



$ Millions

Q2 2016: 6,662
Q2 2017: 8,168
22.6%

Deposit Growth



$ Millions

Q2 2016: 5,200
Q2 2017: 6,611
27.1%

Net Income



$ Millions

Q2 2016: 28.1
Q2 2017: 32.3
14.7%

Diluted EPS



$ Diluted EPS

Q2 2016: 0.44
Q2 2017: 0.50
13.6%

Return on Equity = 17.49%

Return on Assets = 1.66%

Fiscal 2016 Highlights Compared with Fiscal 2015



Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 19.43%

Return on Assets = 1.75%

Diluted EPS and Return on Equity Have Been Consistently Strong Despite Significant Increase in Tier 1 Capital Ratios



Diluted EPS (FY)



$ per share

32% CAGR

	2011	2012	2013	2014	2015	2016
	0.47	0.61	0.75	0.97	1.35	1.85

Book value per share	$3.42	$3.95	$4.79	$6.33	$8.51	$10.73

Return On Average Equity (FY)



%

	2011	2012	2013	2014	2015	2016
	15.17	16.95	17.57	17.89	18.34	19.43

Tier 1 leverage ratio	8.0%	8.6%	8.6%	8.7%	9.6%	9.1%

BofI is a Top Quartile Performer Versus Bank Peer Group

The 95% on ROE means that the Bank outperformed 95% of all banks. The 15% G&A ranking means that only 15% of banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.81%	0.78%	93%
Return on equity	20.84%	7.00%	95%
G&A	1.49%	2.58%	15%
Efficiency ratio	31.46%	66.82%	5%

Source: Uniform Bank Performance Report (UBPR) as of 12/31/16
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 12/31/16

Diverse Lending Business



Lending

- **Single family**
  - Gain-on-sale Mortgage Banking
  - Jumbo
  - Warehouse Lending
- **Commercial Real Estate**
  - Multifamily
  - Small Balance Commercial
- **C&I Lending**
  - Lender Finance
  - ABL
  - Factoring
  - Bank Loans
  - Large Balance Commercial/Specialty Real Estate
- **Small business**
  - H&R Block Franchise Lending
- **Consumer**
  - Auto
  - Overdraft Lines
  - Unsecured Lending

Pilot to be launched in January 2017

Loan Diversity – December 31, 2016

Loan Portfolio[1]
100% = $6,878 Million



Factoring 2%

Multifamily 21%

CRE/Home Equity/Consumer and Other 5%

C&I – SF Lender Finance 4%

SF – Residential 57%

C&I 11%

1. Gross loans and leases before premiums, discounts and allowances

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017
Multifamily	52%	52%	54%	55%	54%
Single family	57%	58%	58%	58%	58%

Average Loan to Value

Loan Pipeline Remains Strong
FY 2017 Q2



$M

Chart — Loan Pipeline ($M):
- Jumbo Single Family: $635
- Agency Single Family: $75
- Commercial & Industrial Lending: $145
- Multifamily / Small Balance Commercial: $105
- Primary Pipeline: $960
- Single Family Warehouse: $171
- Total: $1,131

Loan Origination Growth



Fiscal Year Loan Originations



Future Plans

- Organic growth in existing business lines

  - Multifamily geographic expansion

  - Agency and jumbo mortgage channel expansion

  - Small Balance Commercial Real Estate expansion

  - Large Balance Commercial / Specialty Real Estate expansion

- Additional C&I verticals/product expansion

- Retail auto lending launch

- Consumer unsecured installment lending launch

Diversified Branchless Deposit Businesses



Key Elements

Deposit

Consumer direct internet brands
- Demographically targeted brands
- Differentiated products with turn-down product options

Distribution Partners
- Exclusive relationships with significant brands, groups, or employees
- Exclusive relationships with financial planners through BofI Advisor

Small business banking
- Business banking with simple suite of cash management services

Commercial/ Treasury Management
- Full service treasury/cash management

Specialty deposits
- 1031 exchange firms
- Title and escrow companies
- HOA and property management

BIN sponsorship
- Prepaid program managers with focus on large national programs

11

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion



December 31, 2016

100% of Deposits = $6.6 billion



Checking Growth (6/2013-12/2016) = 616%

Savings Growth (6/2013-12/2016) = 302%

Our Business Banking Vertical has Fueled our Deposit Growth while Generating Significant Fee Income



Business Deposits by Account Type*

Percent (%)



* As of quarter end 12/31/16

Business Banking Deposits

($MM)



BofI Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance

- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts

- 1
- 10
- 25
- 50
- 90

BofI Deposits Have National Reach With Customers in Every State

BofI Customers are Highly Engaged

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	**Low Activity User**	**Basic User**	**Engaged**	**Elite Engaged**
Engagement Score (0-100)	0s	0 < S < 30	30 ≤ S < 60	≥ 60
Average Lifetime Balance	$100	$4000	$6,000	$50,000
Average # of Services Used	-	< 5	7	10
Average # of POS	-	< 1	10	25
% of Total Population	22%	15%	41%	23%
% of Total Balance	0%	6%	24%	70%
Retention	Moderate	Moderate	High	High

64% of Population or 94% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix



Deposit Growth



Future Plans

- Enhanced digital marketing automation integrated to outbound sales group

- Products and technology integration targeted to specific industry groups

- Create differentiated consumer and business banking platform

- Enhanced focus on customer service and user experience

- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

	2011	2012	2013	2014	2015	2016
% CDs[1]	74%	57%	50%	26%	18%	17%
% Borrowings[1]	23%	23%	23%	22%	14%	12%

[1] as a % of total liabilities

Over the Last Five Years, BofI Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions



	2010	2011	2012	2013	2014	2015	2016	2017
New product	• Agency mortgage • Structured settlement	• Business banking • Lottery	• Warehouse Lending	• Treasury/ cash manage-ment • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	• HRB franchising lending	• Retail Auto • Refund Advance (H&R Block) • Unsecured Lending
Distribution/ channel	• Costco • Retail agency mortgage	• BofI advisor	• Netbank • Retail Structured settlement	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency		• H&R Block retail stores
M&A				• Principal Bank	• Union Federal	• H&R Block Bank	• Equipment leasing	

BofI's Business Model Is Differentiated From Other Banks



Customer Acquisition	Sales	Servicing	Distribution

- Digital Marketing

- Affinity and Distribution Partners

- Data mining/target feeding direct marketing

- Cross-sell

- Automated fulfillment

- Inbound call center sales

- Outbound call center sales

- Minimal outside sales

- Significant inside sales

- Self-service

- Digital journey

- Direct banker (call center)

- Balance sheet

- Whole loan sales options

- Securitization

Core Digital Capabilities



Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Universal Digital Bank Consumer Platform



Product Development (In-House Apps)

- Robo-advisor
- Trusts

Cross-sell

- Auto
- IRA
- Mortgage
- Personal loan

Consumer Online Banking Platform

App Store Management

- Third party services/payments
- Third-party lending

Personalization & Segmentation

- Real-time retention
- Next-best action
- Transaction mining
- Personalized alerts

Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank

Framework for Data Analysis

Key Learnings



Retention & Attrition Drivers to Boost Long-Term Customer Engagement

Customer Segmentation Methodology to Understand Usage & Behavior

Profitability Analysis at the Individual Customer Level

Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

We are Also Leveraging Our API Stack to Integrate Our Consumer Enrollment Platform into H&R Block's Tax Software



H&R Block Overview

- Approximately 10,000 U.S branches
- Files 1 in every 7 U.S. tax returns
- 19.7 million U.S. tax returns per year
- 83% of customers receive a refund
- 35% franchise-owned
- Approximately 2,400 employees
- 55 million visits per year on HRB website
- Social media
  - 28,600 Twitter Followers
  - 463,000 Facebook fans
  - 1.7 Million views on YouTube

Key Steps for Tax Season 2017

- Accelerate cross-selling strategies on new and existing IRAs
- Full integration of IRAs into H&R Block's tax agency software (backend enrollment fully connected)

IRA contributions could lower your taxes.

DID YOU KNOW:

- Roth IRA allows savers a tax-free stream of income in retirement
- $1000 to a traditional IRA could lower your taxes by up to $250
- Depending on your income and filing status you could qualify for the Saver's Credit

Start saving today!

May we use your information to determine your eligibility for an individual retirement account and provide you with more information? ☐ (Y/N)

PRODUCT FACTS & FEES

- IRA offer on HRB website and datamining on HRB database

Omni Channel Approach for BofI's 2017 Digital Marketing Strategy



Marketing automation implementation

Organizational commitment to user experience

Digital personas for personalized interactions

Social employee engagement

Enhanced branding, messaging and positioning

Introduced BI reporting tool for analytics

Multi-dimensional analysis by geography, customer type, product, media, traffic source

Infrastructure

Personalization & Data

User Experience

DIGITAL STRATEGY

Brand & Content

Paid, Social & Mobile strategy

Analytical strategy

Business Process

Holistic Credit Risk Management

What We Do
Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Monitoring & Oversight

Loan Life Cycle

| Set Appetite | Originations | Portfolio Management | Reporting | Special Assets |

BOFI Credit Objectives

| Establish Credit Framework and Culture | Safe Growth | Monitor Assets Throughout Life Cycle | Data-Driven Decision Making | Mitigate Problem Loans |

Example of Credit Tools

- Board of Directors
- Annual Strategic Plan
- Corporate Governance
- Policies & Approval Authorities

Credit Tools List is a sampling and is not meant to be comprehensive

Monitoring & Management Oversight: Core Products

Single Family Residential

- Portfolio level monitoring with individual loan reviews completed on an exception basis (i.e. delinquency, FICO/LTV degradation).
- FICO pulled twice a year
- Updated AVMs twice a year
- Super jumbo loans receive complete annual loan review, including updated credit report
- Pledged assets receive refreshed CLTV rations on a semiannual basis
- Portfolio-level review performed quarterly

Income Property Lending

- Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
- Updated financials at least annually
- FICO pulled twice a year
- Updated AVMs twice a year
- Updated credit report and property inspections requested based on risk triggers
- Classified loans receive quarterly review
- Portfolio-level review performed quarterly
- Stress testing performed twice a year

C&I - Bridge

- Loan reviews at least quarterly
- Project updates at least quarterly
- Updated financials at least annually
- Site visits & inspections for development projects

C&I – Lender Finance

- Loan reviews at least quarterly
- Updated financials at least quarterly
- Borrowing base / custodial reports at least monthly
- Continuous collateral analytics, with quarterly validation

List is a sampling and is not meant to be comprehensive

Best-in-Class Loan Quality



Total Net Charge-Offs Annualized [1]

(%)

BofI	0.01
Banks $1-10 bn	0.27



Loans in non-accrual to total loans[1]

(%)

BofI	0.63
Bank $1-10 bn	1.00

1. As reported in FDIC SDI report at 09/30/16. Total of 506 institutions included in the $1-$10 billion group.

Bank Provides Appropriate Resources to Manage Credit and Compliance Risk

Department FTEs	June 30, 2013	June 30, 2014	June 30, 2015	June 30, 2016
Credit and Quality Control	27	41	57	65
Risk, Internal Asset Review, Compliance, Audit and BSA	16	26	35	44

Investment Summary

 **Full service branchless banking platform with structural cost advantages vs. traditional banks**

 **Superior growth and ROE relative to large and small competitors**

 **Solid track record of allocating capital to businesses with best risk-adjusted returns**

 **New business initiatives will generate incremental growth in customers, loans and profits**

 **Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks**

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and
Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@bofi.com